Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On December 7, 2009, CF Industries Holdings, Inc. issued the following press release:

CF INDUSTRIES INCREASES OFFER FOR TERRA INDUSTRIES BY $4.75 CASH PER SHARE

Fully Financed $45.91 Per Share Offer Represents Premium of Over 50%

DEERFIELD, IL, December 7, 2009 — CF Industries Holdings, Inc. (NYSE: CF) announced today that it has increased its offer for Terra Industries Inc. (NYSE: TRA) by $4.75 in cash per share.  CF Industries is now offering to acquire Terra for $36.75 in cash and 0.1034 of a share of CF Industries common stock for each Terra share.  The offer has a value of $45.91, based on the CF Industries closing price as of Friday, December 4, 2009.  The $36.75 cash portion of the offer includes the $7.50 per share dividend declared by Terra.

“We have made a compelling offer, which represents more than a 50% premium to what we believe would be the unaffected trading price for Terra,” said Stephen R. Wilson, chairman, president and chief executive officer of CF Industries.  “It is time to sign a merger agreement and put these two great companies together.”

The following letter was sent to the Terra Board of Directors last Friday afternoon:

December 4, 2009

Board of Directors

Terra Industries Inc.

Terra Centre

600 Fourth Street

P.O. Box 6000

Sioux City, Iowa 51102-6000

Attention:	Henry R. Slack, Chairman of the Board
Michael L. Bennett, President and Chief Executive Officer

Dear Members of the Board:

It is clear that Terra Industries stockholders want and expect a transaction now.  To that end, we are increasing our offer by $4.75 per share in cash. Our new offer is $36.75 per share in cash ($29.25 net of the $7.50 dividend), plus 0.1034 of a share of CF Industries common stock.

Our offer has a value of $38.41 per Terra share (net of the $7.50 dividend) based on our closing price today, and represents a premium of over 50% to what we believe is Terra’s unaffected share price after payment of the dividend.  That premium is substantially above historical and recent transaction premiums.  Our offer also represents a multiple of 10X estimated EBITDA for 2009.

Our offer is not subject to financing and CF Industries has satisfied all antitrust regulatory conditions required to close the transaction.  We have provided a form of merger agreement that we are prepared to enter into.  The merger agreement has a “go-shop” period and we would agree to a break-up fee of $1 per Terra share, plus expense reimbursement.

Our offer is subject only to confirmatory due diligence and entering into the merger agreement.  Our advisors are providing a due diligence list to your advisors and we believe due diligence could be completed over this coming weekend.

We are prepared to meet immediately and to sign a merger agreement before the market opens on Monday, December 7th.

Sincerely,

Stephen R. Wilson

Chairman, President and Chief Executive Officer

CF Industries Holdings, Inc.

Morgan Stanley and Rothschild are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to CF Industries.

Additional information for Investors, Employees, Customers and the Agribusiness Community is available at www.transactioninfo.com/cfindustries or www.cfindustries.com.

Contacts

Terry Huch

Senior Director, Investor Relations and Corporate Communications

847-405-2515 — thuch@cfindustries.com

Susan Stillings / Monika Driscoll, 212-333-3810

Brunswick Group LLC

Alan Miller, 212-750-5833

Innisfree M&A Incorporated

Additional Information

This communication is neither an offer to sell or the solicitation of an offer to buy any securities, nor is it a substitute for the prospectus/proxy statement CF Industries Holdings, Inc. (“CF Industries”) would file with the Securities and Exchange Commission (the “SEC”) regarding the proposed transaction with Terra Industries Inc. (“Terra”) if such a negotiated transaction is reached or for any other document which CF Industries may file with the SEC and send to CF Industries or Terra stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

Safe Harbor Statement

Certain statements contained in this communication may constitute “forward-looking statements.”  All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Industries proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Industries following completion of the proposed transaction; CF Industries’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Industries’ ability to promptly and effectively integrate the businesses of Terra and CF Industries; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; the international credit crisis and global recession; credit losses from counterparties to our natural gas swap contracts due to the credit and economic crisis; and the other risks and uncertainties included from time to time in our filings with the SEC.  Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

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